Exhibit 99.5

Login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working properly. tsxtrust.com VIRTUAL MEETING GUIDE — — The special meeting will be conducted virtually, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. Even if you currently plan to attend the Agnico Meeting and vote during the live webcast, you are encouraged to vote your your Agnico Shares in advance of the well in advance of the proxy cut-off time at 10:00 a.m. (Toronto time) on November 24, 2021, so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Agnico Meeting. Appointing someone to be your Proxyholder An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will need register such proxyholder with Computershare by going to: https:// www.computershare.com/AgnicoEagle and following the other instructions set out in the joint management information circular and the form of proxy of voting instruction form that you received well in advance of the proxy cut-off time at 10:00 a.m. (Toronto time) on November 24, 2021. Failure to do so will result in the appointed proxyholder not receiving login credentials. Non-Registered Holders Non-registered holders, holding shares through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered shareholders and proxy holders are permitted to vote at the meeting. An additional step is required for non- registered shareholder wishing to vote at the meeting. A non-registerd holder must appoint themselves as a proxyholder, and register by going to: https://www.computershare.com/ AgnicoEagle and following the other instructions set out in the accompanying joint management information circular and the voting instruction form well in advance of the proxy cut-off time at 10:00 a.m. (Toronto time) on November 24, 2021, otherwise the non-registered shareholder will be required to login as a guest. AgnicoEagle and following the other instructions at otherwise the non-registered shareholder Attending the Shareholder Meeting Electronically Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER I have a control number If you have received a form of proxy from our transfer agent, Computershare, with a control number, or, in the case of a duly appointed proxyholder, an e-mail with a 4-letter control number from Computershare, select “I have a control number” and enter your control number and this case sensitive password: I am a Guest If you do not have a control number select “I am a Guest” and fill in the required information. Agnico Eagle Mines Limited Friday, November 26, 2021 10:00 a.m. (Toronto time) agnico2021 https://virtual-meetings.tsxtrust.com/1233

Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair. tsxtrust.com To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received. If you have additional control numbers to vote, click at the top to enter the additional credential. Navigation When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast. If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started. Voting Once the voting is announced, click the voting icon on the left hand side. To change your vote, simply click Voting will remain open until the voting on the ballot is closed. — Questions Eligible shareholders attending the meeting may ask questions during the meeting. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. If you would like to ask a question, select the Type your message within the chat box in the messaging screen. Once you are happy with your message click the “Ask Now” button icon on the left. Once the voting is announced, click the voting icon —